UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

New bidding rules for the production sharing regime

Rio de Janeiro, May 3, 2017 – Petróleo Brasileiro S.A. – Petrobras reports that
Decree 9.041/2017 entered in force yesterday, regulating Law 12.351/2010, on
Petrobras’ preferential rights to act as operator in consortium for the exploration and production of blocks under the production sharing regime.

In its original wording, Law 12.351/2010 defined Petrobras as the sole operator of areas under the production sharing regime. This law was amended by Law
13.365/2016, which removed the Company’s obligation to act as sole operator in such areas, whereas the legislator has granted preferential rights to acquire a minimum 30% stake in the winning consortium and the possibility to operate them.
The Decree regulates the manner in which such preferential rights, provided by law, shall be exercised.

In this sense, Petrobras shall express interest in participating in the blocks to be offered within 30 days from the publication date of the resolution by the
National Energy Policy Council (CNPE), which will include the technical and economic parameters of the blocks to be offered under the production sharing regime.

This expression of interest must contain the list of blocks of interest and the desired percentage of participation. After that, CNPE will propose which blocks to be operated by Petrobras, indicating its minimum participation in the consortium, which cannot be lower than 30%.

If Petrobras does not exercise its preferential rights, the blocks shall be the object of bidding, in which the company may still participate on equal terms with other bidders.

Should Petrobras exercise its preferential rights, upon completion of the assessment phase of the bidding, there will be two alternatives: (i) if the percentage of ‘profit oil’ offered to the Federal Government in the auction for the bidding area is equal to the minimum percentage defined in the call for tenders, Petrobras shall obligatorily participate with the winning bidder in the consortium; or (ii) if the percentage of ‘profit oil’ offered to the Federal
Government in the auction for the bidding area exceeds the minimum percentage defined in the call for tenders, Petrobras may decide whether or not to participate with the winning bidder in the consortium and state its decision during the bidding round.

If Petrobras decides not to participate, the winning bidder shall specify the operator and the participation percentages of each consortium participant.

_____________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: May 3, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer